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                               March 25, 2021

       Michael McDonnell
       Executive Vice President and Chief Financial Officer
       BIOGEN INC.
       225 Binney Street
       Cambridge, MA 02142

                                                        Re: BIOGEN INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 3,
2021
                                                            Form 8-K Filed
February 3, 2021
                                                            File No. 000-19311

       Dear Mr. McDonnell:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed February 3, 2021

       Exhibit 99.1

   1. We note that you have excluded upfront payments and premiums paid for the acquisition of related common stock
to arrive at non-GAAP R&D expense and non-GAAP net
                                                        income attributable to
Biogen, Inc. Please tell us your consideration of the guidance in
                                                        Question 100.01 of the
Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations for
this adjustment. In this regard, you state in Note 18 that in connection with your business
strategy, you enter into these collaboration agreements, which are detailed as part of
your key business developments on page 2 of your Form 10-K.
 Michael McDonnell
BIOGEN INC.
March 25, 2021
Page 2
2. Please provide a tabular reconciliation for each of your non-GAAP measures, including non-GAAP R&D and non-GAAP SG&A pursuant to Rule 100(a)(2) of Regulation G and
         Item 10(e)(i)(b) of Regulation S-K. Please also address this comment for each of your non-GAAP measures presented in your earnings and other presentations pursuant to Rule
         100(a)(2) of Regulation G.
3. For your presentation of free cash flow, please include all three major categories of the statements of cash flows with equal or greater prominence in accordance with Item
         10(e)(1)(i)(a) of Regulation S-K and Question 102.06 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations. Please also address this comment in your earnings and other presentations pursuant to Rule 100(a)(1) of Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael McDonnell                           Sincerely,
Comapany NameBIOGEN INC.
                                                              Division of
Corporation Finance
March 25, 2021 Page 2                                         Office of Life
Sciences
FirstName LastName